02042028

82- SUBMISSIONS FACING

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Corporation

*CURRENT ADDRESS 2-12, Haneda 1-chome
Ohta-ku
Tokyo JAPAN 144-8531

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

FILE NO. 82- 3439 FISCAL YEAR 3/31/00

*Complete for initial submissions only ** Please note name and address changes

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DATE : 6/18/02

SEGA CORPORATION

1-B

82-3439

ANNUAL REPORT 2000

Year ended March 31, 2000



CONSOLIDATED FINANCIAL HIGHLIGHTS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
Years ended March 31, 1998, 1999 and 2000

			Millions of yen	Thousands of U.S. dollars
	1998	1999	2000	2000
For the year:				
Net sales:				
Consumer products	¥114,457	¥ 84,694	¥186,189	$1,754,018
Amusement center operations	94,521	93,128	79,212	746,227
Amusement machine sales	122,627	88,372	73,654	693,867
Total	¥331,605	¥266,194	¥339,055	$3,194,112
Cost of sales	¥270,710	¥201,819	¥290,492	$2,736,618
Gross profit	60,895	64,375	48,563	457,494
Selling, general and administrative expenses	74,862	62,287	88,917	837,654
Operating (loss) income	(13,967)	2,088	(40,354)	(380,160)
Net loss	(35,635)	(42,881)	(42,880)	(403,957)
Depreciation and amortization	23,336	26,141	23,945	225,577
At year-end:				
Total assets	368,963	425,614	375,341	3,535,949
Total shareholders' equity	122,047	80,641	80,725	760,480
Financial ratios:				
Return on average assets	—%	—%	—%	—%
Return on average equity	—	—	—	—
Payout ratio	—	—	—	—

			Yen	U.S. dollars
	1998	1999	2000	2000
Net loss per share—basic	¥(354.1)	¥(425.3)	¥(390.6)	$(3.68)
Cash dividends per share	38.0	39.0	—	—

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥106.15=US$1, the exchange rate prevailing at March 31, 2000.
2. Net loss per share figures have been computed using the weighted average number of shares outstanding during each period.

CONTENTS

Note

Effective November 1, 2000, the Company's name was changed to SEGA CORPORATION.

SEGA CORPORATION founded in 1951 and incorporated in 1960, is a world leader in interactive digital entertainment, engaged in the comprehensive businesses of consumer products, amusement center operations, and amusement machines. To launch the products, technologies, and interactive entertainment of tomorrow, we are centering our creative energies on interactive content.

Electronic

Internet

Services

...wi hange the world.





Isao Okawa
Representative Director, Chairman, and President

Sega to Become the "World's Number-One Network Game Service Provider"

In our consumer product business and amusement business, we are constantly working to create new and innovative games to play, and we have won a strong position in the world of entertainment. Moreover, we anticipated the arrival of the Internet network era early on and have accumulated a substantial library of content and technology.

The arrival of the Internet is bringing changes to today's world in a wide range of areas, including society in general, individual ways of thinking, and the way we live.

Amid this transformation, the CSK∘SEGA Group has set the corporate goal of changing the world through Electronic Service, which we call ES for short. We are taking full advantage of the know-how, experience, and sensitivities that we have accumulated to work toward meeting the desires of each and every customer principally through content and services, furnishing them with moving experiences, and providing via the network interactive services that did not exist before and that create a new dimension in the quality of life, thereby bringing a new richness to their lives.

In the years ahead, we plan to focus on the three main pillars of our business:

∘Content business: Provide interactive content focused around network-based games,

∘Network service business: Offer ES to a live community, suited to both narrowband and broadband telecommunication modes, and

∘Amusement business: Provide venues where customers can relax and enjoy something a little out of the ordinary.

In addition, we have set a vision and goal for 2003 of being the "World's Number-One Network Game Service Provider." We will continue to secure revenues through our current content business and amusement business while moving swiftly to increase revenues from our network service business, with the aim of making steady progress toward recovering our position as a highly profitable company.

We look to our shareholders for their continued support and encouragement.

November 1, 2000

Isao Okawa
Representative Director, Chairman, and President


Amusement
SEGA®
Network

SEGA's major strengths are its capabilities for developing superior content, assets in the form of a vast collection of software titles, and a proven record in developing a large number of network games. We plan to use those strengths fully to attain our goal of becoming the "World's Number One Network Game Service Provider." To attain this goal, we have formulated the following strategies and are implementing them aggressively.



Hideki Sato
Vice President

At present, Dreamcast is the only network game console that has a built-in modem. In addition, its positioning and concept differ from those of other game consoles.

In preparation for an era that will come soon, when the network itself will become the platform, we are making the transition from "product provider" offering the game console to "format provider" offering the architecture. To accomplish this, we will proceed with the development of our business operations by licensing the Dreamcast architecture for multiplatform use on PCs, set-top boxes (STBs), audiovisual equipment, mobile telephones, personal digital assistants (PDAs), and other equipment. We will continue to provide software and network services for Dreamcast and these Dreamcast families.



Tetsu Kayama
Executive Adviser

In our content business, to become the world's leading content provider we will develop these operations with a content business orientation. We have divided content provision into (a) package games and (b) network games and will aggressively pursue the following objectives.

- For package games, we will make full use of our assets in the form of existing and new titles. We will review and revise our policy of providing content only for the Dreamcast platform and aim to win a dominant number-one share internationally.
- For network games, we will aim to consistently lead the industry and win a dominant number-one share of users globally.

For package games, we will provide products and content not only for Dreamcast but also for the platforms of other companies. For each of our software assets, including those created in the past, we will give careful consideration to the characteristics of the hardware of each customer segment, the special features of users, market conditions, and economic considerations and provide content for platforms of other companies.

In addition, network games can only be played in the present environment for the most part on Dreamcast, but with the shift toward multiplatforms with Dreamcast architecture and the expansion of the Dreamcast-compatible equipment family, we will work to expand the lineup of network games. Moreover, by offering amusement, information, and other content, centered around network games and similar to a broadcast (as an Amusement Service Provider (ASP)), we will be able to diversify the number of suppliers (Internet Service Providers (ISPs)), expand the number of members, and increase the value of the content.

Along with these activities, we will work to create new content and new business models with package games and network games as the basis and aim to expand the number of SEGA network customers.



Akira Nagai
Senior Managing Director

The market for the amusement business is mature, but, contrary to what might be expected in such an environment, SEGA's importance is increasing as the number-one company in this area that can provide a stable supply of new products.

As a result of the implementation of a series of aggressive measures to rationalize these business operations, the profitability of our amusement operations and equipment sales is gradually recovering. At present, these activities have become a stable source of profits.

However, the current style of amusement operations has become less attractive, and it is true that they hold little promise for future development. We will therefore concentrate on developing new markets and new customers by creating venues, such as entertainment convenience centers, that offer a wide range of entertainment opportunities and provide customers with the opportunity to relax for about an hour. To this end, we will proceed with the development of "hybrid" outlets that combine all types of opportunities for play and amusement and create venues that provide customers with the chance to relax and enjoy something that is a bit out of the ordinary.

Accordingly, we will aggressively pursue tie-ups with companies in other industries, including cinema, music, animation films, broadcasting, telecommunications infrastructure, restaurants, video, and other enterprises.

In addition, these new "play spaces" will soon be linked by fiber optics. To explore what we can do using fiber-optic links and what interesting opportunities may emerge, we are beginning to try a number of approaches, including net@ experiments. Looking to the arrival of the broadband network era, we will continue trials and exploratory efforts in this area.



Toshimichi Oyama
Senior Managing Director

SEGA's group charged with the mission of implementing ES has already set up activities in four key parts of the world to respond to the arrival of full-scale, high-speed, low-latency network games. These are isao.net in Japan, SEGA.com in the United States, Dreamarena in Europe, and SEGA.COM ASIA in the rest of Asia.

These enterprises will take further steps to offer inexpensive, user-friendly network games and services as well as high-value-added net amusement services based mainly on SEGA content assets to on-line users of Dreamcast, PCs, STBs, mobile telephones, and a range of other equipment.

a) Expanding the lineup of network games
○Supplying new-concept network games
○Establishing network communities
○Creating ASPs for individual network games (content ASPs)
○Promoting cooperation with other ISPs
(b) Strengthening our mobile-related business
○Multidirectional expansion through alliances
○Active provision of content in a format linked to i-mode
○Promotion of overseas expansion
○Establishment of technology for developing and operating Application Program Interface (API)+Servers
(c) Electronic distribution (downloading)
(d) Experiments for application testing of fiber optics
(e) Internet-based telephone services

With unrivalled innovative insight, SEGA's creators generate completely new types of software and stunning content never before imagined.



R. Nakagawa

SEGA Bass Fishing
Zombie Revenge
Airline Pilots
Brave Firefighters
Emergency Call Ambulance
The House of The Dead


Get Bass
SEGA BASS FISHING







H. Oguchi

Top Skater
Crazy Taxi
Virtua Tennis
Derby Owners Club







T. Nagoshi

Virtua Striker
Daytona U.S.A
Spikeout
Virtua NBA







K. Sasaki

SEGA Touring Car Championship
SEGA Rally Championship
STAR WARS Trilogy Arcade
STAR WARS Racer Arcade







S. Arai

Let's Make a Professional Baseball Team
Let's Make a J-League Professional Soccer Club
Let's Play with a Professional Baseball Team
The Typing of the Dead
Jet Grind Radio





SEGA NET



Y. Naka

Sonic Adventure
Phantasy Star Online
Samba de Amigo
Chu Chu Rocket









T. Mizuguchi

Space Channel 5





N. Ohba

Sakura Taisen
Eternal Arcadia
Guru Guru Onsen





Y. Makino

SOUND DEVELOPMENT



Y. Suzuki

Outtrigger
F355 Challenge
18 Wheeler
Virtua Cop
Virtua Fighter
Shenmue







Interactive Services for Amusement Online

ISAO

Network

Dreamarena


SONIC ADVENTURE TM

1. TERM REVIEW

Overall Business Results

In fiscal 2000, ended March 31, 2000, severe conditions persisted in the industries in which SEGA operates, which were adversely affected by the increasing complexity in time-consuming recreation styles among the younger generation and competition from mobile phones and other portable devices.

Reflecting the unfavorable conditions in the amusement and consumer video game industries, overall business results were characterized by an increase in sales and a decrease in profits. In the Company's amusement center operations, although conditions are still delicate, the market appears to have bottomed out and is slowly recovering. However, the lackluster performance of Dreamcast in the Japanese market, particularly during the year-end sales rush, took an enormous toll on results for the term.

As a result, consolidated net sales for the term increased 27.4%, to ¥339,055 million, of which Japan-based sales rose 1.1%, to ¥211,803 million, and overseas sales grew 103.7%, to ¥145,521 million. These results can be attributed principally to the September and October 1999 launches of Dreamcast in the United States and Europe, respectively. On the profit side, the Company recorded an ordinary loss of ¥44,271 million, with the net loss for the term amounting to ¥42,880 million.

Furthermore, to recover profitability through corporate streamlining, the Company liquidated its non-performing overseas amusement subsidiaries and wrote off inferior inventories—actions that, combined with the payment of special retirement benefits incurred in its voluntary retirement policy, resulted in the recording of ¥14,636 million in extraordinary losses. The Company also recorded ¥15,479 million in extraordinary income from profits on the sales of investment securities and the transfer of its network department.

In light of the ordinary and net losses incurred due to the temporary advance investments in the launch of Dreamcast in Europe and the United States as well as the maturing of the Japanese video game market, the Company has regretfully elected to forgo the payment of a dividend for the term.




Dreamcast
Dreamcast

Results of Individual Divisions

◦Amusement Machine Sales Division

- Net sales: ¥73,654 million (down 16.7% year-on-year)
- Operating loss: ¥2,664 million

SEGA's amusement machine sales operations suffered from the industrywide decline in amusement facilities and the prolonged severe contraction in operator investments. Nevertheless, the Company continued to promote its new genre of games that provide real and dynamic simulations of a variety of professions and strove to expand sales of its popular Airline Pilots and Crazy Taxi games as well as stimulate the market with its new Brave Firefighters and Emergency Call Ambulance games. SEGA also concentrated on developing new products using its NAOMI CG system board and won particular praise for its Ferrari F355 Challenge, which very authentically simulates the experience of driving a Ferrari sports car. In addition, our Derby Owners Club is making an enormous impact as a post music game era industry stimulator. This game, which is currently enjoying healthy sales, simulates racehorse breeding and allows players to store the racehorses they have bred on a portable memory card, which may be used for continued enjoyment at a later time anywhere. The Company also strove to reach such new market segments as the children, family, and women's markets through the sale of such game room sets as our Disney Fun Square and Kids Amusement Corner, which feature popular animated characters.

In overseas operations, although the downsizing of certain of the Company's competitors' operations in the United States led to an enormous increase in market share, new product sales did not grow to the extent forecast owing to the reentry of used products into the market. This factor, combined with the sluggish amusement markets in Europe and Asia, resulted in a decline in sales for the term.

◦Amusement Center Operations Division

- Net sales: ¥79,212 million (down 14.9% year-on-year)
- Operating profit: ¥4,602 million

SEGA's amusement center operations suffered from a contracting market caused by changes in the consumption expenditure trends of



the younger generation—the segment's primary target—and the Company closed 246 locations, focusing on low-efficiency, small-scale operations. The market environment remained severe during the term with the natural weeding-out of small-scale operations continuing in the face of sudden changes in market conditions. Against this backdrop, the Company accelerated its detailed, locally rooted operational policies and special patron-gathering measures. Thanks to these efforts and the continuing popularity of SEGA's Derby Owners Club, patron numbers are recovering, and operational results are steadily improving. As a result of these factors, although sales declined due to the closing of several amusement locations, the Company succeeded in aligning its operations for future profit gain.

◦Consumer Product Sales Division

- Net sales: ¥186,189 million (up 119.8% year-on-year)
- Operating loss: ¥43,032 million

In the Dreamcast home video game console segment of SEGA's Consumer Product Sales Division, sales in the Japanese market, now in their second year, were 950,000 hardware units and 7.04 million software units. In their first year, sales in the United States amounted to 2.5 million consoles and 13.83 million software units and in Europe, 1.04 million consoles and 3.99 million software units. Sales in other Asian regions totalled 160,000 in hardware and 1.18 million in software, while total worldwide sales amounted to 4.65 million hardware units for the fiscal year under review (the cumulative total is 5.55 million) and 26.04 million software units for the fiscal year under review (the cumulative total is 29.05 million).

In the markets of the United States and Europe, sales of Dreamcast dramatically exceeded initially projected figures. However, in the Japanese market, although the Company introduced numerous exciting software titles, including Shenmue, Space Channel 5, and Virtua Striker 2 Ver.2000, that would normally be considered killer titles, sales figures for all of these titles fell below projections, owing to the maturity of the market. Particularly during the year-end sales rush, although the Company's market share grew, results fell well below target figures. Dreamcast network subscribers, as of March 31, 2000, numbered 1.12 million worldwide: 550,000 in Japan, 330,000 in the United States, and 240,000 in Europe.


net@.shibuya
CRAZY TAXI

2. OUTLOOK FOR FISCAL 2001

Looking ahead to fiscal 2001, the Company spun off its Software R&D Division as a separate company in July and similarly plans to spin off its Amusement Center Operations Division in the second half of the term. SEGA will also strive to enhance profitability through the large-scale leasing of operating rights and the franchising of individual companies. Furthermore, we will improve the productivity of each and every employee and implement thorough cost reductions for the enhancement of the corporate structure and our cash flows. At the same time, the Company will thoroughly implement product-specific and software-title-specific profit and loss control in its Amusement Machine Sales and Consumer Product Sales divisions.

Fiscal 2001 will also mark the third year of Dreamcast sales in Japan and the second year in the United States and Europe, and the Company expects improvements in total unit sales and the profit structure.

For fiscal 2001, SEGA foresees consolidated net sales of ¥336,000 million (down 0.9%), consolidated ordinary profit of ¥2,600 million, and consolidated net income of ¥1,500 million.

	Millions of yen		Thousands of U.S. dollars
Sales by division	1999	**2000**	**2000**
Net sales:	¥266,194	**339,055**	**3,194,112**
Consumer product sales	84,694	**186,189**	**1,754,018**
Amusement center operations	93,128	**79,212**	**746,227**
Amusement machine sales	88,372	**73,654**	**693,867**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥106.15=US$1, the exchange rate prevailing at March 31, 2000.

OVERVIEW

In consolidated operating results for the term under review, the Company experienced growth in net sales, mainly as a result of sales of Dreamcast in the Consumer Product Sales Division in the United States and Europe. However, declines in revenue were seen in the other two divisions due to overall slow business conditions and the slump in demand in the Japanese market, resulting in a 27.4% increase in net sales, to ¥339.1 billion (US$3,194.1 million). On the profit side, the Company recorded a net loss for the term of ¥42.9 billion (US$404.0 million), approximately the same level as the previous term's loss. This was due primarily to the operating loss recorded in consumer products in connection with advertising expenses and other launching costs for Dreamcast in Europe and the United States and the lackluster condition of the Japanese market. In consideration of results for the term, with regret the parent company has elected to forgo the payment of shareholder dividends. Also, in free cash flows, although cash used in investing activities was kept to a minimum, cash used in operating activities was substantial owing to such factors as the net loss incurred for the term. Thus, the Company recorded a negative free cash flow of ¥10.6 billion (US$100.3 million).

NET SALES

Consolidated net sales for the term under review amounted to ¥339.1 billion (US$3,194.1 million), an increase of 27.4%, or ¥72.9 billion. This was due primarily to increased sales in the Consumer Product Sales Division in connection with the September and October 1999 launch of Dreamcast in the United States and Europe, respectively. Net sales by business segment are as follows.

Net sales in amusement machines decreased ¥14.7 billion, or 16.7%, to ¥73.7 billion (US$693.9 million). Against a backdrop of declining amusement center operations and shrinking operator investments in the Japanese market, SEGA strove to stimulate the market not only through expanded sales of its existing products but also through the introduction of such new products as Brave Firefighters and Emergency Call Ambulance. The Company also concentrated on developing a wide range of new products using its NAOMI CG system board. Furthermore, we strove for new market acquisition with products geared toward such new market sectors as the family and women's markets. Overseas, although SEGA's share of the U.S. market increased as certain of its competitors scaled down their operations, sales of new products struggled against the presence of a large number of used products in the market. Sales in Europe and Asia also declined owing to the lackluster nature of amusement markets in those regions.

Sales in the Consumer Product Sales Division surged a substantial 119.8%, or ¥101.5 billion, to ¥186.2 billion (US$1,754.0 million), due primarily to the aforementioned international launch of Dreamcast. Unit sales of the Dreamcast home video game console totaled 4.65 million for the term (5.55 million overall), and a total of 26.04 million Dreamcast software units were also sold. Although sales in the United States and Europe greatly exceeded initial expectations, sales in Japan suffered a maturing of the market and despite the release of numerous potentially blockbuster software titles, including the killer title Shenmue, sales of both hardware units and software titles fell below initial expectations. Sales were particularly disappointing during the busy year-end shopping season. Registered Dreamcast on-line users as of March 31, 2000, totaled 1.12 million worldwide (550,000 in Japan, 330,000 in the United States, and 240,000 in Europe).

In amusement center operations, business suffered from market contraction due to changes in the consumption trends of teenagers, the core market segment, and the weeding-out of small-scale operations intensified under a rapidly changing market environment. Against this backdrop, the Company closed 246 operations, most of which had ceased to perform efficiently. As a result, net sales declined 14.9%, or ¥13.9 billion, to ¥79.2 billion (US$746.2 million). Despite this decline, numbers of patrons have begun to rebound thanks to SEGA's efforts at establishing unique operations suited to each individual community, numerous customer-oriented promotion campaigns, and honest hard work as well as the continued popularity of the Company's new Derby Owners Club game. Thus, all SEGA amusement centers are now poised for increases in operational results, and we were able to align our organization for an improved profit ratio.

Despite a decline in Japanese yen conversion values owing to the yen's appreciation during the term, due to the aforementioned launch of Dreamcast in the United States and Europe, the portion of consolidated net sales accounted for by overseas sales surged 103.7%, or ¥74.1 billion, to ¥145.5 billion (US$1,370.9 million). This translates into a rise in the percentage of overseas sales contributing to consolidated net sales of 16.2 percentage points, from 26.8% to 43.0%.

COST, EXPENSES, AND EARNINGS

The cost of sales for the term under review increased 43.9%, or ¥88.7 billion, to ¥290.5 billion (US$2,736.6 million), thus exceeding the increase in revenue. As a result, the cost of sales ratio climbed 9.9 percentage points, from 75.8% to 85.7%. This was due primarily to an increase in launching costs connected to the Dreamcast home video game console, which consisted mainly of fixed costs, including R&D expenses. Other factors contributing to this increase include a relative rise in the cost of sales ratio due to the appreciation of the yen and a change in the product mix. Hence, gross profit plummeted 24.6%, or ¥15.8 billion, to ¥48.6 billion (US$457.5 million).

Selling, general and administrative expenses also increased a substantial 42.8%, or ¥26.6 billion, to ¥88.9 billion (US$837.7 million). This was due primarily to such launching costs as advertising expenses, early investments, and sales network formation connected to the aforementioned introduction of Dreamcast in Europe and the United States as well as an increase in R&D expenses. As a result, the ratio of selling, general and administrative expenses to net sales rose 2.8 percentage points, from 23.4% to 26.2%. Moreover, total R&D expenses included in selling, general and administrative expenses for the term amounted to ¥30.6 billion, ¥22.7 billion of which consisted of developmental expenses in consumer products. R&D expenses worked out to 9.0% as a percentage of net sales.

As a result of these factors, the operating loss increased ¥42.4 billion, to ¥40.4 billion (US$380.2 million), and the operating loss ratio amounted to 11.9%. Examined by business segment, operating income for the Amusement Machine Sales Division decreased ¥10.2 billion, to an operating loss of ¥2.7 billion, and the Consumer Product Sales

Division incurred an increase in operating loss of ¥32.6 billion, to ¥43.0 billion. The Amusement Center Operations Division recorded the sole operating profit for the term, which, while decreasing ¥0.6 billion, still amounted to ¥4.6 billion.

Other expenses, net, declined a substantial ¥31.7 billion, to ¥3.1 billion (US$29.0 million). Principal contributing factors to this decrease included a decline in loss on write-down or disposal of inventories of ¥9.8 billion, the elimination of a loss of ¥8.5 billion on the dissolution of a subsidiary, and the ¥4.9 billion decrease in equity in losses of non-consolidated subsidiaries and affiliates. The Company recorded extraordinary losses of ¥14.6 billion, including ¥4.5 billion in provision for doubtful accounts, ¥1.6 billion in reserve for guaranteed obligation, and ¥2.0 billion in additional benefits for retirees. However, the Company also recorded extraordinary income of ¥15.5 billion, including a ¥10.2 billion gain on sales of investment securities and a ¥3.6 billion gain on sale of network department.

As a result of the above factors, loss before income taxes and minority interest in earnings of consolidated subsidiaries increased ¥10.8 billion, to ¥43.4 billion (US$409.1 million), and the net loss for the term hovered at approximately the same level as the previous term, at ¥42.9 billion (US$404.0 million). Net loss per share declined ¥34.7, to ¥390.6 (US$3.68). As mentioned previously, the parent company has elected to forgo payment of shareholders' dividends.

FINANCIAL POSITION

In the interest of efficient use of total capital employed, SEGA continued to emphasize asset quality and curtailed increases in total assets. As a result, total assets at year-end declined 11.8%, or ¥50.3 billion, to ¥375.3 billion (US$3,535.9 million).

Total current assets declined ¥44.5 billion, to ¥211.4 billion (US$1,991.3 million), constituting the primary factor for the decline in assets. Among current assets, factors contributing to the decline included a ¥17.5 billion decline in lease-backed notes receivable and a ¥19.0 billion decline in inventories comprising mainly merchandise and products.

Investments and advances increased ¥2.8 billion, to ¥40.4 billion (US$380.3 million). This was primarily due to a ¥6.7 billion increase in investments in securities, which was offset by the large increase in allowance for doubtful accounts of ¥5.6 billion.

In property and equipment, the Company invested a total of ¥27.2 billion during the term, including ¥15.2 billion in amusement center operations as well as further investments in its two other operating divisions. However, total property and equipment decreased ¥5.2 billion, to ¥74.7 billion (US$703.9 million), due to such factors as the closing of 246 non-performing amusement operations and a reduction in depreciation.

Fixed leasehold deposits declined ¥3.7 billion, to ¥21.0 billion (US$197.5 million), due mainly to cancellations owing to the decrease in amusement center operations.

No significant change was recorded in other assets.

Total current and long-term liabilities declined 14.4%, or ¥49.8 billion, to ¥295.0 billion (US$2,779.3 million). Short- and long-term interest-bearing debt shrank ¥58.1 billion, to ¥203.1 billion (US$1,913.5 million), mainly in long-term interest-bearing debt through procurement, repayment, redemption, and conversion. This includes ¥29.4 billion in the fixed redemption of convertible debentures maturing in September 1999, a decline of ¥43.7 billion due to yen-based convertible debentures maturing in 2003, and the partial conversion to stock of the Company's fifth unsecured convertible debenture. In new issuance, a ¥5.0 billion Euro-Yen bond was issued in June 1999 with a maturity date of 2002. In addition, a net increase of ¥10.0 billion was recorded in long-term bank loans.

Operating liabilities and other liabilities increased ¥8.3 billion, to ¥91.9 billion (US$865.8 million). This was due primarily to a ¥4.9 billion increase in deferred income taxes, a ¥1.6 billion increase in reserve for guaranteed obligation in connection with an affiliate's bank loans, and a ¥3.2 billion increase in notes and accounts payable, trade.

Although the Company recorded a ¥44.1 billion increase in common stock and additional paid-in capital owing to the conversion of convertible debentures and the use of the right to subscribe on new stocks in connection with the stock options program, the accumulated deficit owing to losses increased ¥45.2 billion. As a result, total shareholders' equity edged up ¥0.1 billion, to ¥80.7 billion (US$760.5 million). Due to the conversion to stock of convertible debentures, the equity ratio increased 2.6 percentage points, from 18.9% to 21.5%.

CASH FLOWS

Cash and cash equivalents at end of year declined ¥33.3 billion compared with the year-end figure for the previous term due to such factors as the incurring of a loss before income taxes and minority interest in earnings of consolidated subsidiaries of ¥43.4 billion and the repayment of long-term debts and amounted to ¥98.3 billion (US$926.3 million) with the addition of ¥3.4 billion (US$32.0 million) in an increase of cash and cash equivalents from addition of consolidated subsidiaries in connection with the expansion of the Company's consolidation scope. This figure is equivalent to approximately 3.5 months of the Company's average monthly sales of ¥28.3 billion, but it also includes capital to be allocated to the ¥88.5 million redemption of the Company's fourth unsecured convertible debenture, which is scheduled for redemption in fiscal 2001.

Net cash used in operating activities amounted to ¥8.8 billion (US$82.9 million). Of this figure, capital expenditures totaled ¥30.4 billion after factoring in depreciation expenses from the aforementioned loss before income taxes and minority interest in earnings of consolidated subsidiaries of ¥43.4 billion, other non-cash items, proceeds from sale of network department, payments for additional benefits for retirees, and payments made in connection with the previous term's dissolution of a subsidiary. However, changes in operating assets and liabilities and others worked out to a cash inflow of ¥21.6 billion owing to a decrease in inventory assets and accounts payable.

Net cash used in investing activities was restrained to the low figure of ¥1.8 billion (US$17.4 million). This was due to the offsetting of ¥12.9 billion in capital expenditures and ¥2.8 billion in net expenditures for the acquisition and sale of investment securities by ¥4.8 billion in proceeds from sale of cash trust for investment, ¥5.6 billion in proceeds from the sale of property and equipment, and ¥2.5 billion in proceeds from newly concluded and newly canceled deposit and guarantee contracts.

Net cash used in financing activities amounted to ¥21.6 billion (US$203.6 million). This was due to a net increase in long-term bank loans, including the issuing of a ¥5.0 billion Euro-Yen bond, despite the incurring of a ¥29.4 billion redemption of convertible debentures.

CONSOLIDATED BALANCE SHEETS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
March 31, 1999 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
ASSETS	1999	2000	2000
Current Assets:			
Cash and time deposits (Note 3)	¥107,728	¥ 93,913	$ 884,720
Notes and accounts receivable	37,446	37,642	354,611
Marketable securities (Notes 3 and 5)	301	13,934	131,267
Lease-backed notes receivable (Note 3)	20,500	3,000	28,262
Inventories (Note 4)	61,580	42,598	401,300
Prepaid expenses	15,520	6,122	57,673
Other current assets	14,488	15,383	144,918
Less allowance for doubtful accounts	(1,689)	(1,214)	(11,437)
Total current assets	255,874	211,378	1,991,314
Investments and Advances:			
Investments in securities (Note 5)	27,714	34,377	323,853
Long-term loans receivable	5,773	4,709	44,362
Other investments	6,502	9,388	88,441
	39,989	48,474	456,656
Less allowance for doubtful accounts	(2,459)	(8,102)	(76,326)
Total investments and advances	37,530	40,372	380,330
Property and Equipment:			
Amusement machines and facilities	74,095	64,835	610,787
Buildings and structures	53,181	51,787	487,866
Other	31,106	27,447	258,568
	158,382	144,069	1,357,221
Less accumulated depreciation	(101,071)	(92,276)	(869,298)
	57,311	51,793	487,923
Land	22,629	22,925	215,968
Total property and equipment	79,940	74,718	703,891
Fixed Leasehold Deposits (Note 6)	24,622	20,968	197,531
Deferred Charges and Intangible Assets	17,301	16,881	159,030
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	1,786	2,247	21,168
Translation Adjustment (Note 2 (2))	8,561	8,777	82,685
Total assets	¥425,614	¥375,341	$3,535,949

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 1999	2000	Thousands of U.S. dollars (Note 1(1)) 2000
Current Liabilities:			
Short-term bank loans	¥ 17,154	**¥ 21,008**	**$ 197,909**
Current portion of convertible bonds (Note 7)	29,371	**88,452**	**833,274**
Current portion of long-term debt (Note 7)	6	**477**	**4,494**
Notes and accounts payable:			
Trade	52,957	**56,138**	**528,855**
Other	6,682	**3,231**	**30,438**
	59,639	**59,369**	**559,293**
Accrued expenses	14,317	**15,490**	**145,925**
Income taxes payable (Note 8)	734	**1,048**	**9,873**
Deferred income taxes (Note 8)	—	**4,919**	**46,340**
Reserve for guaranteed obligation	—	**1,589**	**14,969**
Other current liabilities	3,397	**4,231**	**39,859**
Total current liabilities	124,618	**196,583**	**1,851,936**
Long-Term Liabilities:			
Long-term debt (Note 7)	214,668	**93,178**	**877,796**
Accrued employees' retirement benefits	598	**737**	**6,943**
Accrued retirement benefits for directors and corporate auditors	125	**50**	**471**
Other	4,816	**4,475**	**42,157**
Total long-term liabilities	220,207	**98,440**	**927,367**
Minority Interest in Consolidated Subsidiaries	148	**(407)**	**(3,834)**
Commitments and Contingencies (Note 15)			
Shareholders' Equity:			
Common stock, par value ¥50 per share:			
Authorized—200,000,000 shares at March 31, 1999 and 2000			
Issued—103,219,703 shares and 122,495,720 shares			
at March 31, 1999 and 2000, respectively	42,109	**64,149**	**604,324**
Additional paid-in capital	41,653	**63,674**	**599,849**
Accumulated deficit	(3,097)	**(48,248)**	**(454,527)**
Unrealized gain (loss) on available-for-sale securities	(23)	**1,160**	**10,928**
Treasury stock	(1)	**(10)**	**(94)**
Total shareholders' equity	80,641	**80,725**	**760,480**
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥425,614	**¥375,341**	**$3,535,949**

CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 1998, 1999 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1 (1))
	1998	1999	2000	2000
Net Sales	¥331,605	¥266,194	¥339,055	$3,194,112
Cost of Sales	270,710	201,819	290,492	2,736,618
Gross profit	60,895	64,375	48,563	457,494
Selling, General and Administrative Expenses	74,862	62,287	88,917	837,654
Operating (loss) income	(13,967)	2,088	(40,354)	(380,160)
Other Income (Expenses):				
Interest and dividend income	1,913	1,313	1,462	13,773
Interest expense	(3,719)	(2,175)	(3,226)	(30,391)
Loss on write-down or disposal of inventories	—	(11,497)	(1,745)	(16,439)
Loss on sale or disposal of property and equipment	(477)	(436)	(2,092)	(19,708)
Loss on dissolution of a subsidiary	(638)	(8,499)	—	—
Loss on valuation of investment securities	(6,661)	(1,986)	(599)	(5,643)
Loss on valuation of cash trust for investments	(3,993)	(1,330)	—	—
Loss on sale or disposal of operations in subsidiaries and affiliates	(2,780)	—	—	—
Gain on sale of network department (Note 11)	—	—	3,572	33,650
Gain on sales of investment securities (Note 10)	510	—	10,205	96,138
Net (loss) gain on foreign exchange	1,088	—	(2,458)	(23,155)
Additional benefits for retirees	—	—	(2,016)	(18,992)
Reserve for guaranteed obligation (Note 13)	—	—	(1,590)	(14,979)
Amortization of discounts on bonds	(686)	(686)	—	—
Amortization of bond and note issue expenses	(263)	(723)	(734)	(6,914)
Equity in losses of non-consolidated subsidiaries and affiliates	(4,495)	(6,379)	(1,442)	(13,585)
Provision for doubtful accounts (Note 12)	(346)	(1,366)	(4,469)	(42,101)
Other, net	1,705	(974)	2,057	19,377
Total other expenses	(18,842)	(34,738)	(3,075)	(28,969)
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	(32,809)	(32,650)	(43,429)	(409,129)
Income Taxes:				
Current	5,718	230	653	6,152
Deferred	(2,553)	10,343	878	8,271
	3,165	10,573	1,531	14,423
	(35,974)	(43,223)	(44,960)	(423,552)
Minority Interest in Earnings of Consolidated Subsidiaries	339	342	2,080	19,595
Net loss	¥ (35,635)	¥ (42,881)	¥ (42,880)	$ (403,957)

	Yen			U.S. dollars (Note 1 (1))
	1998	1999	2000	2000
Per Share:				
Net loss—basic (Note 2 (13))	¥(354.1)	¥(425.3)	¥(390.6)	$(3.68)
Cash dividends	38.0	39.0	—	—

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 1998, 1999 and 2000

		Millions of yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealized gain (loss) on available-for-sale securities	Treasury stock	Total
Balance at March 31, 1997	100,633,718	¥39,154	¥38,700	¥ 78,651	¥ (397)	¥ (2)	¥156,106
Net loss for the year ended March 31, 1998	—	—	—	(35,635)	—	—	(35,635)
Increase due to equity method of affiliates	—	—	—	21	—	—	21
Increase due to tax effects (Note 2 (7))	—	—	—	4,982	—	—	4,982
Unrealized holding gains arising during the period	—	—	—	—	530	—	530
Cash dividends	—	—	—	(3,824)	—	—	(3,824)
Bonuses to directors and corporate auditors	—	—	—	(133)	—	—	(133)
Increase of treasury stock	—	—	—	—	—	(1)	(1)
Balance at March 31, 1998	100,633,718	39,154	38,700	44,062	133	(3)	122,046
Net loss for the year ended March 31, 1999	—	—	—	(42,881)	—	—	(42,881)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(401)	—	—	(401)
Increase due to equity method of affiliates	—	—	—	47	—	—	47
Unrealized holding gains arising during the period	—	—	—	—	(156)	—	(156)
Cash dividends	—	—	—	(3,924)	—	—	(3,924)
Increase of treasury stock	—	—	—	—	—	2	2
Conversion of convertible bonds	2,585,985	2,955	2,953	—	—	—	(5,908)
Balance at March 31, 1999	103,219,703	42,109	41,653	(3,097)	(23)	(1)	(80,641)
Net loss for the year ended March 31, 2000	—	—	—	**(42,880)**	—	—	**(42,880)**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	**(242)**	—	—	**(242)**
Increase due to equity method of affiliates	—	—	—	**362**	—	—	**362**
Increase due to exception to equity method of affiliate	—	—	—	**(16)**	—	—	**(16)**
Unrealized holding gains arising during the period	—	—	—	—	**1,183**	—	**1,183**
Cash dividends	—	—	—	**(2,374)**	—	—	**(2,374)**
Bonuses to directors and corporate auditors	—	—	—	**(1)**	—	—	**(1)**
Increase of treasury stock	—	—	—	—	—	**(9)**	**(9)**
Conversion of convertible bonds	**19,118,017**	**21,852**	**21,833**	—	—	—	**43,685**
Exercise of warrants	**158,000**	**188**	**188**	—	—	—	**376**
Balance at March 31, 2000	**122,495,720**	**¥64,149**	**¥63,674**	**¥(48,248)**	**¥1,160**	**¥(10)**	**¥ 80,725**

	Thousands of U.S. dollars (Note 1 (1))					
	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealized gain (loss) on available-for-sale securities	Treasury stock	Total
Balance at March 31, 1999	$396,693	$392,398	$ (29,176)	$ (217)	$ (9)	$759,689
Net loss for the year ended March 31, 2000	—	—	**(403,957)**	—	—	**(403,957)**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	**(2,280)**	—	—	**(2,280)**
Increase due to equity method of affiliates	—	—	**3,411**	—	—	**3,411**
Increase due to exception to equity method of affiliate	—	—	**(151)**	—	—	**(151)**
Unrealized holding gains arising during the period	—	—	—	**11,145**	—	**11,145**
Cash dividends	—	—	**(22,365)**	—	—	**(22,365)**
Bonuses to directors and corporate auditors	—	—	**(9)**	—	—	**(9)**
Increase of treasury stock	—	—	—	—	**(85)**	**(85)**
Conversion of convertible bonds	**205,860**	**205,680**	—	—	—	**411,540**
Exercise of warrants	**1,771**	**1,771**	—	—	—	**3,542**
Balance at March 31, 2000	**$604,324**	**$599,849**	**$(454,527)**	**$10,928**	**$(94)**	**$760,480**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
For the year ended March 31, 2000

	Millions of yen	Thousands of U.S. dollars (Note 1(1))
Cash Flows from Operating Activities:		
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	¥(43,429)	$ (409,129)
Adjustments for:		
Depreciation and amortization	23,945	225,577
Transfer of amusement machines and facilities from investing activities	(9,441)	(88,940)
Provision for doubtful accounts	4,829	45,492
Interest and dividend income	(1,462)	(13,773)
Interest expense	3,226	30,391
Net loss on foreign exchange	2,145	20,207
Equity in losses of non-consolidated subsidiaries and affiliates	1,442	13,585
Loss on sale or disposal of property and equipment	1,115	10,504
Gain on sales of investment securities	(10,205)	(96,138)
Gain on sale of network department	(3,572)	(33,650)
Additional benefits for retirees	2,016	18,992
Reserve for guaranteed obligation	1,590	14,979
Increase in notes and accounts receivable	(4,498)	(42,374)
Decrease in inventories	18,203	171,484
Increase in notes and accounts payable	3,455	32,548
Others	4,461	42,025
Subtotal	(6,180)	(58,220)
Interest and dividends received	1,294	12,190
Interest paid	(3,045)	(28,686)
Proceeds from sale of network department	4,700	44,277
Payments for additional benefits for retirees	(2,016)	(18,992)
Payments for dissolution of a subsidiary	(2,984)	(28,111)
Income taxes paid	(570)	(5,370)
Net cash used in operating activities	(8,801)	(82,912)
Cash Flows from Investing Activities:		
Proceeds from sale of cash trust for investment	4,834	45,539
Payments for purchases of property and equipment	(12,889)	(121,423)
Proceeds from sales of property and equipment	5,560	52,379
Payments for purchases of investment securities	(11,797)	(111,135)
Proceeds from investment securities	9,024	85,012
Payments for purchases of consolidated subsidiaries	(233)	(2,195)
Payment for advances	(286)	(2,694)
Proceeds from collections of advances	1,967	18,530
Payment for fixed leasehold deposits	(557)	(5,247)
Proceeds from collections of fixed leasehold deposits	3,031	28,554
Other	(502)	(4,729)
Net cash used in investing activities	(1,848)	(17,409)
Cash Flows from Financing Activities:		
Increase in short-term bank loans, net	3,940	37,117
Issuance of long-term debts	6,844	64,475
Repayment of long-term debts	(30,258)	(285,049)
Dividends paid	(2,384)	(22,459)
Other	245	2,308
Net cash used in financing activities	(21,613)	(203,608)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,035)	(9,750)
Net Decrease in Cash and Cash Equivalents	(33,297)	(313,679)
Cash and Cash Equivalents at Beginning of Year	128,227	1,207,980
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	3,395	31,983
Cash and Cash Equivalents at End of Year (Note 3)	¥ 98,325	$ 926,284

The accompanying notes are an integral part of this statement.

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Principles

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA Enterprises, Ltd. ("SEGA") and its consolidated subsidiaries (collectively, the "Company") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statements of shareholders' equity for the years ended March 31, 2000, 1999 and 1998, have been prepared to provide additional information. The consolidated statement of cash flows has been required to be prepared with effect for the year ended March 31, 2000, in accordance with a new accounting standard.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥106.15=US$1, the approximate rate of exchange as at March 31, 2000, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

SEGA is an affiliate of CSK Corporation, Japan, which owned 21,148 thousand shares of common stock of SEGA at March 31, 1999 and 2000, representing 19.52% and 17.26% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between SEGA and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

SEGA had 46 subsidiaries and 13 affiliates at March 31, 2000 (55 subsidiaries and 21 affiliates at March 31, 1999). The consolidated financial statements include the accounts of SEGA and 36 of its subsidiaries (38 at March 31, 1999), which are mostly listed below.

	Country of incorporation	Equity ownership percentage at March 31, 2000*	Fiscal year-end
SEGA Enterprises, Inc. (U.S.A.)	U.S.A.	100.0	March 31
SEGA of America, Inc.	U.S.A.	(100.0)	March 31
SEGA.Com, Inc.	U.S.A.	44.1 (11.9)	March 31
SEGA.Com PC Networks, Inc.	U.S.A.	(93.2)	March 31
SEGA of America Dreamcast, Inc.	U.S.A.	(100.0)	March 31
Visual Concepts Entertainment, Inc.	U.S.A.	100.0	March 31
SEGA Soft Networks, Inc.	U.S.A.	50.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 29
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 29
JPM International Ltd.	U.K.	(100.0)	February 29
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 29
Crystal Leisure Ltd.	U.K.	(100.0)	February 29
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Gesellschaft fur Videospiele GmbH	Germany	(100.0)	February 29
SEGA Consumer Products S.A.	Spain	(100.0)	February 29
S.G.S. Co., Ltd.	Japan	63.0	March 31
SEGA TOYS, Ltd.	Japan	100.0	March 31
SEGA MUSE Corporation	Japan	46.9	March 31
SEGA Music Networks Co., Ltd.	Japan	50.0	March 31
SEGA Logistics Service Ltd.	Japan	50.0	March 31
Other 16 subsidiaries			

* (Equity ownership percentage indirectly owned)

The consolidated financial statements include the accounts of SEGA and those of its subsidiaries in which it has control. Effective April 1, 1999, the Company modified its approach for identification of consolidated subsidiaries from the percentage-of-ownership approach to the effective control approach, in accordance with "Implementation Guideline on Revised Definition of Subsidiaries and Affiliates for Consolidated Financial Statements" issued by the Business Accounting Deliberation Council on October 30, 1998. Under the percentage-of-ownership approach, the determination as to whether a company would be consolidated was made solely on the percentage of ownership by SEGA. Under the effective control approach, companies controlled by SEGA are consolidated regardless of the ownership percentage. All significant intercompany transactions and accounts and unrealized intercompany profits are eliminated on consolidation.

The excess of the cost over the underlying net equity of investments in subsidiaries as well as affiliates accounted for on an equity basis is recognized as goodwill, and is amortized on a straight-line basis mainly over five year periods.

Investments in affiliates in which SEGA has significant influence are stated using the equity method. Consolidated net income includes the Company's equity in current earnings after elimination of unrealized intercompany profits.

(2) Translation of Foreign Currency Transactions and Accounts

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are translated at the current exchange rates at each balance sheet date, whereas long-term receivables and payables in foreign currencies are not revalued using the current rate at the balance sheet date.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a component of assets or liabilities.

(3) Marketable and Investment Securities

Marketable securities held by SEGA and its domestic consolidated subsidiaries are valued at the lower of cost, as determined by the moving-average method, or market. All other securities held by SEGA and its domestic consolidated subsidiaries are valued at cost, as determined by the moving-average method. Consolidated subsidiaries in the United States of America account for marketable and investment securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

When the fair value of an individual security declines below cost and it is judged to be a permanent impairment of value, the carrying value of the security is written down to the fair value.

(4) Amortization of Goodwill

SEGA amortizes goodwill over 5 years by the straight-line method and SEGA Europe Ltd. amortizes the goodwill brought by acquiring stocks of JPM International Ltd. and 3 other subsidiaries over 15 years. Goodwills with little importance are totally amortized in a single year.

(5) Inventories

Inventories held by SEGA and its domestic consolidated subsidiaries are stated at cost, as determined by the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in first-out method, or market.

(6) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(7) Income Taxes

Income taxes of SEGA and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

(8) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted as finance leases and similarly accounted as sales transactions.

(9) Appropriation of Retained Earnings

Appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Japanese Commercial Code.

(10) Development Costs for Software to Be Sold

In accordance with the introduction of the new accounting rules, SEGA and its domestic consolidated subsidiaries changed the method of accounting for development costs of software for video games to be sold. For the year ended March 31, 2000, development costs for such software are charged to cost of sales as incurred. Until March 31, 1999, development costs for such software were capitalized in inventory and charged to cost of sales at the time that the development was completed. As a result of this change, operating loss for the year ended March 31, 2000, was increased by ¥2,154 million ($20,292 thousand), as compared with the amounts which would have been reported if the previous method had been applied.

As a transitional measure, in accordance with the new accounting rules, development costs of software for video games to be sold that were capitalized prior to March 31, 1999, are and will continue to be accounted for in the same manner until the software is completed.

(11) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statement of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and highly liquid investments which are principally the investments in Money Management Funds (MMFs) with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(12) Reclassifications

Certain reclassifications of the financial statements for the years ended March 31, 1998 and 1999, have been made to conform to the presentation for the year ended March 31, 2000.

(13) Dividends and Earnings per Share

Diluted net loss per share was not disclosed for the years ended March 31, 1998, 1999 and 2000, as net loss per share was calculated for the year after the adjustment for dilution.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2000, consisted of:

	Millions of yen	Thousands of U.S. dollars
Cash and time deposits	¥93,913	$884,720
Lease-backed notes receivable	3,000	28,262
Marketable securities	13,934	131,267
Marketable securities except MMFs, etc.	(12,522)	(117,965)
Total cash and cash equivalents	¥98,325	$926,284

Important Non-Cash Transactions

	Millions of yen	Thousands of U.S. dollars
Convertible bonds:		
Increase of common stock by conversion of convertible bonds	¥21,852	$205,860
Increase of additional paid-in capital by conversion of convertible bonds	21,832	205,671
Decrease of convertible bonds by conversion	¥43,684	$411,531

Issuance of Stock for Non-Cash Assets

Assets and liabilities of SEGA.Com, Inc. acquired for the issuance of stock in this financial year are as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥8,698	$81,941
Current liabilities	3,444	32,445

4. INVENTORIES

Inventories as of March 31, 1999 and 2000, consisted of:

	Millions of yen		Thousands of U.S. dollars
	1999	**2000**	**2000**
Merchandise	¥11,237	**¥ 2,984**	**$ 28,111**
Products	24,953	**18,020**	**169,760**
Materials	15,249	**18,907**	**178,116**
Work in process	6,999	**892**	**8,403**
Supplies	3,142	**1,795**	**16,910**
	¥61,580	**¥42,598**	**$401,300**

5. MARKETABLE AND INVESTMENT SECURITIES

A comparison of the aggregate carrying value and market value of marketable and investment securities as of March 31, 2000, is as follows:

	Millions of yen	Thousands of U.S. dollars
Marketable securities included in current assets:		
Market value	¥13,918	$131,116
Carrying amount	13,934	131,267
Unrealized gain	¥ (16)	$ 151
Investment securities:		
Market value	¥26,935	$253,744
Carrying amount	15,772	148,582
Unrealized gain	¥11,163	$105,162

Unlisted investment securities of ¥18,605 million ($175,271 thousand) are not included in the above figures.

6. FIXED LEASEHOLD DEPOSITS

The Company conducts amusement center operations on property leased from lessors on a long-term cancellable basis.

Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated balance sheets as "Fixed Leasehold Deposits."

7. LONG-TERM DEBTS

Long-term debts at March 31, 2000, consisted of the following:

	Millions of yen	Thousands of U.S. dollars
1.70% unsecured notes due 2002	¥ 5,000	$ 47,103
2.00% unsecured notes due 2001	10,000	94,206
2.15% unsecured notes due 2001	10,000	94,206
2.27% unsecured notes due 2002	5,000	47,103
0.55% convertible bonds due 2000	88,452	833,274
Zero-coupon convertible bonds due 2003	14,390	135,563
0.40% convertible bonds due 2006	16,016	150,881
Unsecured loans, from banks:		
Due 2000 to 2005 with average interest of 2.7% per annum	33,249	313,227
	182,107	1,715,563
Less portion due within one year	88,929	837,767
	¥ 93,178	$ 877,796

The 0.55% convertible bonds due 2000 were issued on June 24, 1994, in the principal amount of ¥100,000 million. The bonds are convertible into shares of common stock of SEGA at the current conversion price of ¥7,726.10 per share.

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999, in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of SEGA at the current conversion price of ¥2,285 per share.

The 0.40% convertible bonds due 2006 were issued on February 17, 1999, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of SEGA at the current conversion price of ¥2,285 per share.

8. INCOME TAXES

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 51.4 percent for the year ended March 31, 1998, approximately 47.7 percent for the year ended March 31, 1999, and approximately 42.1 percent for the year ended March 31, 2000. Due to the changes in Japanese income tax regulations, the normal statutory tax rate in Japan was reduced to approximately 47.7 percent for the year beginning on April 1, 1998, and was further reduced to approximately 42.1 percent for the year beginning on April 1, 1999. The respective revised tax rates were used in the measurement of deferred tax assets and liabilities at March 31, 1999 and 2000.

The significant components of deferred tax assets and liabilities at March 31, 2000, were as follows:

	Millions of yen	Thousands of U.S. dollars
Deferred tax assets:		
Loss carryforwards	¥46,707	$440,009
Excess over the limit of allowance for doubtful accounts	22,724	214,074
Devaluation of investment securities	8,550	80,546
Devaluation of inventory	3,961	37,315
Other	7,932	74,725
Gross deferred tax assets	89,874	846,669
Less: Valuation allowance	(89,110)	(839,472)
Total deferred tax assets	764	7,197
Deferred tax liabilities:		
Unrealized gain on securities of subsidiaries in the United States	4,919	46,340
Special reserve for tax purposes	110	1,036
Gross deferred tax liabilities	5,029	47,376
Net deferred liabilities	¥ 4,265	$ 40,179

9. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses approximated ¥30,631 million for the year ended March 31, 2000.

10. GAIN ON SALES OF INVESTMENT SECURITIES

Deemed gain on sales of SEGA.Com, Inc. securities by allocating new shares to third parties is included in the gain on sales of investment securities.

11. GAIN ON SALE OF NETWORK DEPARTMENT

This sale was made to ISAO Corporation which is a related company to which the equity method was applied.

12. PROVISION FOR DOUBTFUL ACCOUNTS

Provision for doubtful accounts consisted of ¥3,118 million for the long-term loans receivable from SEGA Gaming Technology, Inc. and Data East Corporation.

13. RESERVE FOR GUARANTEED OBLIGATION

The guaranteed obligation is for the bank loans payable by SEGA Gaming Technology, Inc.

14. FINANCE LEASES

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 1999 and 2000, is summarized as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 1999 and 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Amusement machines:			
Acquisition cost	¥1,968	¥ 935	$ 8,808
Accumulated depreciation	(1,530)	690	6,500
Book value	¥ 438	¥ 245	$ 2,308
Buildings:			
Acquisition cost	¥2,542	¥2,295	$21,620
Accumulated depreciation	(1,033)	1,089	10,259
Book value	¥1,509	¥1,206	$11,361
Other:			
Acquisition cost	¥6,021	¥9,179	$86,472
Accumulated depreciation	(2,584)	4,953	46,660
Book value	¥3,437	¥4,226	$39,812

The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 1999 and 2000, including the interest, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease payments:			
Within one year	¥2,157	¥2,461	$23,184
More than one year	3,466	3,345	31,512
	¥5,623	¥5,806	$54,696

Lease payments and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended March 31, 1999 and 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Lease payments	¥2,960	¥3,469	$32,680
Depreciation	2,613	3,179	29,948
Interest expense	306	259	2,440

The amounts of outstanding future lease payments for non-cancellable operating leases at March 31, 1999 and 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease payments:			
Within one year	¥ 657	¥ 1,213	$ 11,427
More than one year	4,318	9,722	91,587
	¥4,975	¥10,935	$103,015

15. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of March 31, 1999 and 2000, as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	**2000**	**2000**
Note endorsed	¥147	**¥ 2**	**$ 19**
Guarantee of obligations to banks for:			
Atlus Dream Entertainment Co., Ltd.	271	**119**	**1,121**
TRILOGY Corporation	60	**60**	**565**
TOWA JAPAN CO., LTD.	262	**—**	**—**
Linguaphone Japan, Ltd.	—	**100**	**942**
Other guarantee or commitment for:			
SEGA Lease Co., Ltd.	197	**233**	**2,195**
SEGA Game Works L.L.C.	—	**542**	**5,106**
	¥937	**¥1,056**	**$9,948**

Lease rental income on finance lease contracts without ownership transfer during the year ended March 31, 2000, is summarized as follows.

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000, are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Amusement machines:		
Acquisition cost	¥115	$1,083
Accumulated depreciation	(46)	433
Book value	¥ 69	$ 650
Other:		
Acquisition cost	¥873	$8,224
Accumulated depreciation	(655)	6,170
Book value	¥218	$2,054

The amounts of outstanding future lease payments for finance leases without ownership transfer due at March 31, 2000, including the interest, are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Future lease receipts:		
Within one year	¥231	$2,176
More than one year	80	753
	¥311	$2,929

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the year ended March 31, 2000, are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Lease receipts	¥260	$2,449
Depreciation	245	2,308
Interest income	14	131

The amount of outstanding future lease receipts for non-cancellable operating leases at March 31, 2000, is summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Future lease receipts:		
Within one year	¥354	$3,335
More than one year	254	2,393
	¥608	$5,728

16. SEGMENT INFORMATION

(1) Business Segment Information

The Company operates principally in the following business segments: consumer product sales, amusement center operations and amusement machine sales.

Details of each segment of business are as follows:

Consumer product sales: Manufacturing and selling home video games, toys and educational equipment, etc.

Amusement center operations: Operating amusement centers

Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines

Sales of the Company for the years ended March 31, 1998, 1999 and 2000, classified by business segment, are summarized as follows:

	Millions of yen				
	Year ended March 31, 1998				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
Sales to outside customers	¥114,457	¥ 94,521	¥122,627	¥ —	¥331,605
Intersegment sales/transfers	—	—	1,322	(1,322)	—
Total sales	114,457	94,521	123,949	(1,322)	331,605
Cost of sales and operating expenses	146,585	84,271	116,049	(1,333)	345,572
Operating income (loss)	¥ (32,128)	¥ 10,250	¥ 7,900	¥ 11	¥ (13,967)
Assets	¥ 65,753	¥117,523	¥ 91,979	¥93,708	¥368,963
Depreciation	2,486	19,239	1,564	47	23,336
Capital expenditures	2,731	25,005	2,248	2,100	32,084

After 1999, in accordance with the amendment of the Consolidated Financial Statement Regulation, the amortization of goodwill acquired was included in selling, general and administrative expenses, which was formerly presented as a deduction of loss before income taxes. As mentioned in Note 2 (12), these amounts have been reclassified.

	Millions of yen				
	Year ended March 31, 1999				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
Sales to outside customers	¥ 84,694	¥93,128	¥88,372	¥ —	¥266,194
Intersegment sales/transfers	—	—	1,018	(1,018)	—
Total sales	84,694	93,128	89,390	(1,018)	266,194
Cost of sales and operating expenses	95,174	87,922	81,866	(856)	264,106
Operating income (loss)	¥(10,480)	¥ 5,206	¥ 7,524	¥ (162)	¥ 2,088
Assets	¥ 86,506	¥94,662	¥79,579	¥164,867	¥425,614
Depreciation	2,725	21,904	1,521	(9)	26,141
Capital expenditures	5,986	21,016	1,042	349	28,393

Due to changes in depreciation and disclosure for the amortization of goodwill, the following effects were incurred in each business segment:

Amusement machine sales: Operating income decreased by ¥14 million ($116 thousand), assets decreased by ¥14 million ($116 thousand) and depreciation increased by ¥16 million ($133 thousand).

Consumer product sales: Operating loss increased by ¥44 million ($364 thousand), assets decreased by ¥44 million ($365 thousand) and depreciation increased by ¥46 million ($382 thousand).

Amusement center operations: Operating income decreased by ¥37 million ($306 thousand), assets decreased by ¥37 million ($307 thousand) and depreciation increased by ¥38 million ($315 thousand).

	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
					Millions of yen
					Year ended March 31, 2000
					Business segments
Sales to outside customers	¥186,189	¥79,212	¥73,654	¥ —	¥339,055
Intersegment sales/transfers	—	—	265	(265)	—
Total sales	186,189	79,212	73,919	(265)	339,055
Cost of sales and operating expenses	229,221	74,610	76,583	(1,005)	379,409
Operating income (loss)	¥ (43,032)	¥ 4,602	¥ (2,664)	¥ 740	¥ (40,354)
Assets	¥131,834	¥81,812	¥49,864	¥111,829	¥375,341
Depreciation	4,222	17,295	2,267	(215)	23,569
Capital expenditures	9,947	15,168	2,094	300	27,510

	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
					Thousands of U.S. dollars
					Year ended March 31, 2000
					Business segments
Sales to outside customers	$1,754,018	$746,227	$693,867	$ —	$3,194,112
Intersegment sales/transfers	—	—	2,496	(2,496)	—
Total sales	1,754,018	746,227	696,363	(2,496)	3,194,112
Cost of sales and operating expenses	2,159,407	702,873	721,460	(9,468)	3,574,272
Operating income (loss)	$ (405,389)	$ 43,354	$ (25,097)	$ 6,972	$ (380,160)
Assets	$1,241,964	$770,726	$469,754	$1,053,505	$3,535,949
Depreciation	39,774	162,929	21,357	(2,025)	222,035
Capital expenditures	93,710	142,895	19,729	2,828	259,162

Due to changes in accounting for research & development costs as mentioned in Note 2 (10), the following effects were incurred in each business segment:
Consumer product sales: Operating loss increased by ¥1,215 million ($11,446 thousand).
Amusement machine sales: Operating loss increased by ¥939 million ($8,846 thousand).

(2) Geographical Segment Information

Sales of the Company for the years ended March 31, 1998, 1999 and 2000, classified by geographical segment, are summarized as follows:

	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
							Millions of yen
							Year ended March 31, 1998
Net sales to:							
Outside customers	¥265,728	¥25,163	¥38,582	¥2,132	¥331,605	¥ —	¥331,605
Intersegment sales/transfers	25,610	3,213	1,083	—	(29,906)	(29,906)	—
	291,338	28,376	39,665	2,132	351,511	(29,906)	331,605
Cost of sales and operating expenses	277,936	49,487	41,210	2,988	371,621	(26,049)	345,572
Operating income (loss)	¥ 13,402	¥21,111	¥ (1,545)	¥ (856)	¥ (10,110)	¥ (3,857)	¥ (13,967)
Assets	¥270,111	¥13,016	¥23,651	¥6,746	¥313,524	¥55,439	¥368,963

After 1999, in accordance with the amendment of the Consolidated Financial Statement Regulation, the amortization of goodwill was included in selling, general and administrative expenses. It was presented as a deduction of loss before income taxes in prior years. As mentioned in Note 2 (12), these amounts have been reclassified.

	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
	Millions of yen						
	Year ended March 31, 1999						
Net sales to:							
Outside customers	¥209,528	¥21,604	¥33,563	¥ 1,499	¥266,194	¥ —	¥266,194
Intersegment sales/transfers	19,212	3,616	1,245	—	24,073	(24,073)	—
	228,740	25,220	34,808	1,499	290,267	(24,073)	266,194
Cost of sales and operating expenses	226,827	22,083	38,293	2,692	289,895	(25,789)	264,106
Operating income (loss)	¥ 1,913	¥ 3,137	¥(3,485)	¥(1,193)	¥ 372	¥ 1,716	¥ 2,088
Assets	¥265,707	¥16,854	¥22,144	¥ 696	¥305,401	¥120,213	¥425,614

Due to changes in depreciation and disclosure for amortization of goodwill, the following effects were incurred in each business segment:
Japan: Operating income decreased by ¥95 million ($788 thousand) and assets decreased by ¥95 million ($788 thousand).
Europe: Operating loss increased by ¥287 million ($2,381 thousand).
Other: Operating loss increased by ¥156 million ($1,294 thousand).

	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
	Millions of yen						
	Year ended March 31, 2000						
Net sales to:							
Outside customers	**¥211,803**	**¥79,016**	**¥48,059**	**¥ 177**	**¥339,055**	**¥ —**	**¥339,055**
Intersegment sales/transfers	**92,537**	**4,552**	**1,480**	—	**98,569**	**(98,569)**	—
	304,340	**83,568**	**49,539**	**177**	**437,624**	**(98,569)**	**339,055**
Cost of sales and operating expenses	**340,089**	**86,288**	**52,672**	**1,133**	**480,182**	**(100,773)**	**379,409**
Operating loss	**¥(35,749)**	**¥(2,719)**	**¥(3,133)**	**¥ (956)**	**¥(42,558)**	**¥ 2,204**	**¥(40,354)**
Assets	**¥228,696**	**¥52,564**	**¥25,787**	**¥ 276**	**¥307,325**	**¥ 68,015**	**¥375,341**

	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
	Thousands of U.S. dollars						
	Year ended March 31, 2000						
Net sales to:							
Outside customers	**$1,995,318**	**$744,381**	**$452,746**	**$ 1,667**	**$3,194,112**	**$ —**	**$3,194,112**
Intersegment sales/transfers	**871,757**	**42,883**	**13,943**		**928,582**	**(928,582)**	—
	2,867,074	**787,264**	**466,689**	**1,667**	**4,122,694**	**(928,582)**	**3,194,112**
Cost of sales and operating expenses	**3,203,853**	**812,887**	**496,203**	**10,674**	**4,523,617**	**(949,345)**	**3,574,272**
Operating loss	**$ (336,779)**	**$(25,623)**	**$(29,514)**	**$(9,007)**	**$ (400,923)**	**$ 20,763**	**$ (380,160)**
Assets	**$2,154,461**	**$495,186**	**$242,930**	**$ 2,600**	**$2,895,195**	**$640,744**	**$3,535,949**

The changes in accounting for research & development costs as mentioned in Note 2 (10), had the following effects in each business segment:
Japan: Operating loss increased by ¥2,154 million ($20,292 thousand).

(3) Overseas Sales Information

Overseas sales of the Company for the years ended March 31, 1998, 1999 and 2000, are summarized as follows:

	North America	Europe	Other	Total
	Millions of yen			
	Year ended March 31, 1998			
Overseas sales	¥31,055	¥39,108	¥21,422	¥ 91,585
Consolidated net sales				331,605
Ratio of overseas sales to consolidated sales	9.4%	11.8%	6.4%	27.6%

	Millions of yen			
	Year ended March 31, 1999			
	North America	Europe	Other	Total
Overseas sales	¥24,034	¥33,828	¥13,583	¥ 71,445
Consolidated net sales				266,194
Ratio of overseas sales to consolidated sales	9.0%	12.7%	5.1%	26.8%

	Millions of yen			
	Year ended March 31, 2000			
	North America	Europe	Other	Total
Overseas sales	**¥84,032**	**¥49,441**	**¥12,048**	**¥145,521**
Consolidated net sales				**339,055**
Ratio of overseas sales to consolidated sales	**24.8%**	**14.6%**	**3.6%**	**43.0%**

	Thousands of U.S. dollars			
	Year ended March 31, 2000			
	North America	Europe	Other	Total
Overseas sales	**$791,635**	**$465,765**	**$113,500**	**$1,370,900**
Consolidated net sales				**3,194,112**
Ratio of overseas sales to consolidated sales	**24.8%**	**14.6%**	**3.6%**	**43.0%**

17. STOCK OPTION PLAN

(1) At the General Meeting of Shareholders held on June 26, 1998, the shareholders of SEGA approved a stock option plan for certain directors and employees. Under the plan, options for 70,000 shares and 221,000 shares of common stock of SEGA were granted to 5 directors and 118 employees, respectively, at March 31, 2000. All options are exercisable at an exercise price of ¥2,835 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(2) At the General Meeting of Shareholders held on June 29, 1999, the shareholders of SEGA approved a stock option plan for certain directors and employees. Under the plan, options for 97,000 shares and 227,100 shares of common stock of SEGA were granted to 7 directors and 246 employees, respectively, at March 31, 2000. All options are exercisable at an exercise price of ¥2,096 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(3) In addition, at the General Meeting of Shareholders held on June 29, 2000, the shareholders of SEGA approved another stock option plan for certain directors and employees. Under the plan, options for 152,000 shares and 539,500 shares of common stock of SEGA would be granted to 11 directors and 325 employees, respectively. These new options to be granted will be exercisable at an exercise price of 105% of the average market price for the month immediately preceding the date of grant over a period from July 31, 2000, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

18. SUBSEQUENT EVENT

SEGA issued 36,000 thousand shares of common stock to related parties (Isao Okawa, representative director, chairman and president, and CSK Corporation, a shareholder of SEGA) and received ¥101,376 million of paid-in capital on April 3, 2000, (¥50,688 million for common stock, ¥50,688 million for additional paid-in capital) with the result that the number of shares issued was 158,495,720 shares, the balance of common stock was ¥114,837 million and the balance of additional paid-in capital was ¥114,362 million. As a result, CSK's ratio of shareholding was increased from 17.3% to 24.7%.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors of
SEGA Enterprises, Ltd.

We have audited the accompanying consolidated balance sheets of SEGA Enterprises, Ltd. and its consolidated subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of operations and shareholders' equity for each of the three years in the period ended March 31, 2000, and the consolidated statement of cash flows for the year ended March 31, 2000, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA Enterprises, Ltd. and its consolidated subsidiaries at March 31, 1999 and 2000, and the consolidated results of their operations for each of the three years in the period ended March 31, 2000, and their cash flows for the year ended March 31, 2000, in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis except for the following paragraph.

As described in Note 2, effective for the year ended March 31, 2000, SEGA Enterprises, Ltd. and its consolidated subsidiaries have adopted new Japanese accounting standards for the preparation of consolidated financial statements and research and development costs.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

June 29, 2000
Tokyo, Japan

Chuo Aoyama Audit Corporation

ChuoAoyama Audit Corporation
Independent Certified Public Accountants

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA Enterprises, Ltd.
For the years ended March 31, 1998, 1999 and 2000

	Millions of yen			Thousands of U.S. dollars
	1998	1999	2000	2000
Net Sales	¥271,475	¥214,546	**¥272,585**	**$2,567,922**
Cost of Sales	216,596	170,594	**258,088**	**2,431,352**
Gross profit	54,879	43,952	**14,497**	**136,570**
Selling, General and Administrative Expenses	41,172	41,871	**49,022**	**461,818**
Operating (loss) income	13,707	2,081	**(34,525)**	**(325,248)**
Other Income (Expenses):				
Interest and dividend income	1,313	1,604	**1,315**	**12,388**
Interest expense	(651)	(879)	**(1,803)**	**(16,985)**
Loss on write-down or disposal of inventories	—	(11,495)	**(1,745)**	**(16,439)**
Loss on sale or disposal of property and equipment	(380)	(1,085)	**(1,377)**	**(12,973)**
Loss on valuation of investment securities	(4,295)	(1,291)	**(553)**	**(5,210)**
Loss on valuation of investments in subsidiaries and affiliates	(739)	(750)	**(1,241)**	**(11,691)**
Loss on valuation of cash trust for investments	(3,992)	(1,330)	**—**	**—**
Gain on sales of investment securities	510	—	**7,785**	**73,340**
Gain on sale of network department	—	—	**4,700**	**44,277**
Loss on sale or disposal of operations in subsidiaries and affiliates	(2,780)	—	**—**	**—**
Loss on dissolution of a subsidiary	—	(5,014)	**—**	**—**
Net (loss) gain on foreign exchange	1,155	(529)	**(1,596)**	**(15,035)**
Additional benefits for retirees	—	—	**(2,016)**	**(18,992)**
Provision for doubtful accounts	(40,343)	(7,139)	**(4,272)**	**(40,245)**
Loss on reserve for guaranteed obligation	—	(5,485)	**(1,589)**	**(14,969)**
Amortization of discounts on bonds	(687)	(686)		
Amortization of bond and note issue expenses	(263)	(723)	**(733)**	**(6,905)**
Other, net	2,309	(416)	**1,201**	**11,314**
Total other expenses	(48,843)	(35,218)	**(1,924)**	**(18,125)**
Loss before income taxes	(35,136)	(33,137)	**(36,449)**	**(343,373)**
Income Taxes	8,164	246	**350**	**3,297**
Net loss	¥(43,300)	¥(33,383)	**¥(36,799)**	**$ (346,670)**

	Yen			U.S. dollars
	1998	1999	2000	2000
Per Share:				
Net loss—basic	¥(430.3)	¥(331.1)	**¥(335.2)**	**$(3.15)**
Cash dividends	38.0	39.0	**—**	**—**
Weighted average number of shares (thousands)	100,633	100,833	**109,793**	

NON-CONSOLIDATED BALANCE SHEETS

SEGA Enterprises, Ltd.
March 31, 1999 and 2000

ASSETS	Millions of yen 1999	Millions of yen 2000	Thousands of U.S. dollars 2000
Current Assets:			
Cash and time deposits	¥101,496	¥ 71,198	$ 670,729
Notes and accounts receivable	31,948	48,157	453,669
Marketable securities	301	101	951
Lease-backed notes receivable	20,500	3,000	28,262
Inventories	46,542	29,645	279,275
Prepaid expenses	14,612	5,020	47,292
Other current assets	18,634	21,093	198,738
Less allowance for doubtful accounts	(25)	(59)	(556)
Total current assets	234,008	178,158	1,678,360
Investments and Advances:			
Investments in securities	60,123	73,452	691,964
Long-term loans receivable	4,197	3,781	35,620
Other investments	57,828	60,147	566,623
Less allowance for doubtful accounts	(48,833)	(52,858)	(497,956)
Total investments and advances	73,315	84,522	796,251
Property and Equipment:			
Amusement machines and facilities	70,801	63,136	594,781
Buildings and structures	50,366	50,266	473,537
Other	20,874	20,018	188,583
	142,041	133,420	1,256,901
Less accumulated depreciation	(89,747)	(87,643)	(825,652)
	52,294	45,777	431,249
Land	22,574	22,574	212,661
Total property and equipment	74,868	68,351	643,910
Fixed Leasehold Deposits	24,170	20,475	192,887
Deferred Charges and Intangible Assets	11,402	11,599	109,270
Total assets	¥417,763	¥363,105	$3,420,678

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 1999	Millions of yen 2000	Thousands of U.S. dollars 2000
Current Liabilities:			
Short-term bank loans	¥ —	**¥ 5,000**	**$ 47,103**
Current portion of long-term debt	29,371	**—**	**—**
Current portion of convertible bonds	—	**88,452**	**833,274**
Notes and accounts payable:			
Trade	46,171	**44,155**	**415,968**
Subsidiaries and affiliates	880	**7,506**	**70,711**
Other	3,626	**1,698**	**15,996**
	50,677	**146,811**	**1,383,052**
Accrued expenses	12,619	**16,713**	**157,447**
Income taxes payable	85	**302**	**2,845**
Reserve for guaranteed obligation	5,485	**1,590**	**14,979**
Other current liabilities	1,944	**2,549**	**24,013**
Total current liabilities	100,181	**167,965**	**1,582,336**
Long-Term Liabilities:			
Long-term debt	216,265	**87,406**	**823,420**
Accrued employees' retirement benefits	556	**518**	**4,880**
Accrued retirement benefits for directors and corporate auditors	125	**42**	**396**
Other long-term liabilities	—	**1,650**	**15,544**
Total long-term liabilities	216,946	**89,616**	**844,240**
Commitments and Contingent Liabilities			
Shareholders' Equity:			
Common stock, par value ¥50 per share:			
Authorized—200,000,000 shares at March 31, 1999 and 2000			
Issued—103,219,703 shares and 122,495,720 shares at March 31, 1999 and 2000, respectively	42,109	**64,149**	**604,324**
Additional paid-in capital	41,653	**63,674**	**589,849**
Legal reserve	2,770	**3,008**	**28,337**
Voluntary reserves	45,892	**7,892**	**74,348**
Special tax-purpose reserves	291	**162**	**1,526**
Accumulated deficit	(32,079)	**(33,361)**	**(314,282)**
Total shareholders' equity	100,636	**105,524**	**994,102**
Total liabilities and shareholders' equity	¥417,763	**¥363,105**	**$3,420,678**

BOARD OF DIRECTORS

(As of November 1, 2000)



Representative Director, Chairman, and President
Isao Okawa



Vice President
Hideki Sato



Senior Managing Director
Akira Nagai



Senior Managing Director
Toshimichi Oyama



Managing Director
Tetsuo Takakura



Director
Hideki Okamura



Director and Corporate Adviser
Shoichiro Irimajiri



Director
Hisashi Suzuki



Director
Yoshiji Fukushima



Director
Masahiro Aozono



Director
Muneaki Masuda

SEGA CORPORATION

Head Office

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531

Tel: (03) 5736-7111

Branch Offices

Kansai, Kyushu

Date of Incorporation

June 3, 1960

Paid-in Capital

¥64,149 million

Number of Employees

3,073

PRINCIPAL SUBSIDIARIES

SEGA of America Dreamcast, Inc.

Townsend Center, 650 Townsend Street,

Suite 650, San Francisco, CA 94103-4908, U.S.A.

Tel: 1-415-701-6000

SEGA Enterprises, Inc. (U.S.A.)

Townsend Center, 650 Townsend Street,

Suite 575, San Francisco, CA 94103-4908, U.S.A.

Tel: 1-415-701-6500

SEGA Europe Ltd.

266-270 Gunnersbury Avenue,

London W4 5QB, United Kingdom

Tel: 44-208-995-3399

SEGA Operations UK Ltd.

Unit 2, Industrial Estate,

Leigh Close, New Malden,

Surrey KT3 3NL, United Kingdom

Tel: 44-208-336-1222

SEGA Amusements Europe Ltd.

Unit 2, Industrial Estate,

Leigh Close, New Malden,

Surrey KT3 3NL, United Kingdom

Tel: 44-208-336-1222

AMERICAN DEPOSITARY RECEIPTS

Depositary

Morgan Guaranty Trust Company of New York

60 Wall Street, New York, NY 10260, U.S.A.

SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: (03) 5736-7111 http://www.sega.co.jp/

This annual report is printed on recycled paper.
Printed in Japan